EXHIBIT (a)(10)

LOOKSMART’S BOARD CHANGES RECOMMENDATION REGARDING
PEEK INVESTMENTS' UNSOLICITED TENDER OFFER

Files 14D-9 with SEC Detailing Reasons for Board’s Recommendation

Adopts a “Neutral” Position

SAN FRANCISCO, CALIFORNIA – December 20, 2012 – LookSmart, Ltd. (NASDAQ: LOOK), an online advertising network solutions company, today announced that it is filing an amended Schedule 14D-9 Solicitation/Recommendation Statement (as amended, the “14D-9”) with the Securities and Exchange Commission (the “SEC”) changing its recommendation in response to the unsolicited tender offer (the “Offer”) made by PEEK Investments LLC (“PEEK”).

The Board has determined to withdraw its recommendation against the Offer, to express no opinion to LookSmart’s stockholders as to the Offer and to remain neutral with respect to the Offer. The Board is no longer expressing a view as to whether the Offer is fair to or in the best interests of the stockholders and is not making a recommendation regarding whether the stockholders should accept the Offer and tender their shares, and if so how many shares to tender, or reject the Offer and not tender their shares.

The Board has determined that a stockholder’s decision on whether or not to tender its shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to LookSmart’s prospects and outlook, the factors considered by the Board as described in the 14D-9 and any other factors that the stockholder deems relevant to its investment decision. The Board also urges each stockholder to consult with its financial and tax advisors regarding the Offer. The Board noted that it observed that acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the shares prior to the announcement of the Offer, whereas a decision not to tender in the Offer would permit stockholders who believe the shares have a greater intrinsic value to realize greater long-term value if their view of the greater intrinsic value of the shares is recognized in the trading market.

In order to permit the stockholders to make such decisions, the Board has amended the Rights Agreement dated as of August 23, 2012 between LookSmart and Computershare Trust Company, N.A. as rights agent, in order to permit PEEK to consummate the Offer on or prior to 5:00 p.m. New York City time on January 14, 2013 without triggering the Rights, and currently intends to approve the Offer for purposes of Section 203 of the DGCL, the “business combination” statute, to the extent that the Offer would result in PEEK becoming an “interested stockholder” as defined therein.

The full text of LookSmart’s 14D-9 filing is available on the SEC’s website, www.sec.gov and on LookSmart’s Investor Relations website at http://investor.shareholder.com/looksmart/.  “Purchaser” refers to PEEK Investments LLC, the entity that is making the Offer.

About LookSmart, Ltd.

LookSmart is based in San Francisco, CA, with offices in Los Angeles, New York City and Kitchener, Canada. For more information, visit www.looksmart.com or call 415-348-7500.

The LookSmart, Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8717.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In response to the tender offer commenced by PEEK, LookSmart has filed an amended recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND SECURITY HOLDERS OF LOOKSMART ARE URGED TO READ THE RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when they become available) and other documents filed with the SEC by LookSmart through the web site maintained by the SEC at http://www.sec.gov. Investors and security holders also will be able to obtain free copies of these documents, and other documents filed with the SEC by LookSmart, from LookSmart by directing a request to LookSmart, Attn: Bill O’Kelly.

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Investor Contacts
Bill O'Kelly
Senior Vice President Operations and Chief Financial Officer, LookSmart, Ltd.
(415) 348-7208
bo'kelly@looksmart.net

John Mills
Senior Managing Director, ICR, Inc.
(310) 954-1100
john.mills@icrinc.com